SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 4




                                   NWH, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   6385601025
         --------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey S. Lambert
                       Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 4, 2003
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 6385601025             SCHEDULE 13D                 PAGE 2 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Strome Investment Management, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      #95-4450882
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAR PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
              7.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.     SHARED VOTING POWER
  OWNED BY           235,000
    EACH      ------------------------------------------------------------------
  REPORTING   9.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
                     235,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      235,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                        [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      PN,IA
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 6385601025             SCHEDULE 13D                 PAGE 3 OF 12 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      SSCO, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      #95-4450883
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAR PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
              7.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.     SHARED VOTING POWER
  OWNED BY           235,000
    EACH      ------------------------------------------------------------------
  REPORTING   9.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
                     235,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       235,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                        [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      CO,HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 6385601025             SCHEDULE 13D                 PAGE 4 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

     Mark E. Strome
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATON
      United States
--------------------------------------------------------------------------------
              7.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.     SHARED VOTING POWER
  OWNED BY           235,000
    EACH      ------------------------------------------------------------------
  REPORTING   9.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
                     235,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       235,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      IN,HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 6385601025             SCHEDULE 13D                 PAGE 5 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

     John P. Francis
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATON
      United States
--------------------------------------------------------------------------------
              7.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.     SHARED VOTING POWER
  OWNED BY           235,000
    EACH      ------------------------------------------------------------------
  REPORTING   9.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
                     235,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       235,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      IN,HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 6385601025             SCHEDULE 13D                 PAGE 6 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Strome Hedgecap Fund, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO
      95-4385662
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATON
      Delaware
--------------------------------------------------------------------------------
              7.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.     SHARED VOTING POWER
  OWNED BY           141,000
    EACH      ------------------------------------------------------------------
  REPORTING   9.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
                     141,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       141,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 6385601025             SCHEDULE 13D                 PAGE 7 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      Strome Hedgecap Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATON
      Cayman Islands
--------------------------------------------------------------------------------
              7.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.     SHARED VOTING POWER
  OWNED BY           94,000
    EACH      ------------------------------------------------------------------
  REPORTING   9.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
                     94,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       94,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      CO
--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 6385601025              SCHEDULE 13D                PAGE 8 OF 12 PAGES
---------------------------                                 --------------------

INTRODUCTION

            This Amendment No. 4 relates to the Schedule 13D filed on behalf of
(i) Strome Hedgecap Fund, L.P., a Delaware limited partnership, (ii) Strome Investment Management, L.P., a registered investment adviser and sole investment advisor to SHCF, (iii) SSCO, Inc., as sole general partner of SIM and (iv) Mark
E. Strome, a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO, Inc., (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 1, 2001, as amended by Amendment No. 1 filed on January 25, 2002, Amendment No. 2 filed on August 8, 2002 and Amendment No. 3 filed on October 16, 2002 (the "Schedule 13D"). Items 1, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 1.     SECURITY AND ISSUER.

The number of issued and outstanding shares of Common Stock as of January 9, 2003, was 2,920,100 according to the Company's Form 10-K for the fiscal year ended October 31, 2002.

ITEM 4.     PURPOSE OF TRANSACTION.

On February 14, 2003, the Reporting Persons delivered a letter to the Company (the "Letter"), expressing their concerns that the Company's stock is trading at a discount due to the leadership of the Company. The Letter urged the Company to replace the CEO and President. The Letter also urged the Company's management and board to discharge their fiduciary responsibilities by taking immediate steps to maximize shareholder value by selling ENS (which is the Company's principal operating subsidiary) and returning the Company's capital to its shareholders. The foregoing is qualified in its entirety by reference to the February 14, 2003 letter, a copy of which is attached hereto as Exhibit I.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interests in the securities of the Company:

      (i) SHCF beneficially owns 141,000 shares of Common Stock and is the beneficial owner of 4.8% of the Common Stock.

      (ii) SHL beneficially owns 94,000 shares of Common Stock and is the beneficial owner of 3.2% of the Common Stock.

      (iii) SIM, as the sole investment advisor to SHCF, beneficially owns 235,000 shares of Common Stock and is the beneficial owner of 8% of the Common Stock.

      (iv) Francis, as the portfolio manager of SIM, beneficially owns 235,000 shares of Stock and is the beneficial owner of 8% of the Common Stock.

---------------------------                                 --------------------
CUSIP No. 6385601025              SCHEDULE 13D                PAGE 9 OF 12 PAGES
---------------------------                                 --------------------



      (v) SSCO, as the general partner of SIM, beneficially owns 235,000 shares of Stock and is the beneficial owner of 8% of the Common Stock.

      (vi) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 235,000 shares of Common Stock and is the beneficial owner of 8% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 8% of the Common Stock.

(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                       SHCF       SHL       SIM     FRANCIS     SSCO    STROME
                       ----       ---       ---     -------     ----    ------

SOLE POWER TO           0          0         0         0          0        0
VOTE/ DIRECT VOTE

SHARED POWER TO      141,000     94,000   235,000   235,000    235,000  235,000
VOTE/ DIRECT VOTE

SOLE POWER TO           0          0         0         0          0        0
DISPOSE/ DIRECT
DISPOSITION

SHARED POWER TO      141,000     94,000   235,000   235,000    235,000  235,000
DISPOSE/ DIRECT
DISPOSITION

(c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

      (1) On December 13, 2002, (i) SHCF purchased 2,400 shares of Common Stock on the open market, at a price of $13.15 per share, and (ii) SHL purchased 1,600 shares of Common Stock on the open market, at a price of $13.15 per share.

      (2) On December 17, 2002, (i) SHCF purchased 1,320 shares of Common Stock on the open market, at a price of $12.87 per share, and (ii) SHL purchased 880 shares of Common Stock on the open market, at a price of $12.87 per share.

      (3) On December 20, 2002, (i) SHCF purchased 1,020 shares of Common Stock on the open market, at a price of $13.29 per share, and (ii) SHL purchased 680 shares of Common Stock on the open market, at a price of $13.29 per share.

      (4) On February 4, 2003, (i) SHCF purchased 1,200 shares of Common Stock on the open market, at a price of $14.84 per share, and (ii) SHL purchased 800 shares of Common Stock on the open market, at a price of $14.84 per share.

---------------------------                                 --------------------
CUSIP No. 6385601025              SCHEDULE 13D               PAGE 10 OF 12 PAGES
---------------------------                                 --------------------

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT I Letter dated February 14, 2003, from the Reporting Persons to the Board of Directors of NWH, Inc.





SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2003

Strome Investment Management, L.P.
By:  SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
    --------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
    --------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


/s/ Jeffrey S. Lambert
--------------------------
Mark E. Strome




STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.

By:   /s/ Jeffrey S. Lambert
    --------------------------
      Jeffrey S. Lambert
      Chief Operating Officer


Strome Hedgecap Limited

By:  /s/ Jeffrey S. Lambert
    --------------------------
     Jeffrey S. Lambert
     Director

---------------------------                                 --------------------
CUSIP No. 6385601025              SCHEDULE 13D               PAGE 11 OF 12 PAGES
---------------------------                                 --------------------


/s/ John P. Francis
----------------------
John P. Francis

---------------------------                                 --------------------
CUSIP No. 6385601025              SCHEDULE 13D               PAGE 12 OF 12 PAGES
---------------------------                                 --------------------


                                                                       EXHIBIT I

February 14, 2003



Board of Directors
NWH Inc.
156 West 56th Street
New York, NY 10019

Dear Sirs:

We recently read with great concern Chapman Capital, L.L.C.'s letter (the Chapman Letter) to NWH's CEO and President, Mr. Terrence Cassidy, dated December 13, 2002. The letter is attached as Exhibit B to a Schedule 13D filed with the Securities and Exchange Commission following Chap-Cap Partners, L.P.'s acquisition of a 7.1% stake in NWH, Inc. (NWH or the Company). Our firm represents the owners of 8.0% (235,000) of the common shares of NWH. We believe the situation at NWH is in need of change and that the Board should (i) replace Mr. Cassidy as CEO and President and (ii) maximize shareholder value by selling ENS and returning the capital to NWH's owners.

After reading the Chapman Letter, we are now more convinced than ever that replacing Mr. Cassidy is the right course of action for the Board. Given the revelations in the Chapman Letter regarding Mr. Cassidy's behavior and track record as a businessman, we can understand why the market ascribes such a significant discount (the "Cassidy Discount") to NWH stock. However, we do not understand why the Board tolerates Mr. Cassidy as NWH's CEO, given Mr. Cassidy's
(i) inexcusable behavior towards NWH's owners, (ii) failure to devise and execute a coherent business strategy and (iii) failure to generate value for shareholders over an extended period of time. Unfortunately, we are forced to conclude that the Board's indifference to shareholder concerns is the enabling factor that allows entrenched management to pursue a self-interested strategy of inaction. The "Cassidy Discount" simply cannot be tolerated and the Board should act now by replacing Mr. Cassidy.

During the past two years, we have repeatedly urged the Board to sell ENS and return the capital to NWH shareholders. All of our requests have been ignored and, prior to Chapman Capital's involvement, NWH's stock continued to languish near $12 per share -- the value of the Company's cash and marketable securities alone. This indicates that the market ascribes little value to ENS, the Company's only operating division, despite the fact that it should have substantial value to a potential acquirer, such as the Envoy division of WebMD (NASDAQ: HLTH) or Proxymed, Inc. (NASDAQ: PILL).

Proxymed's recent purchase of MedUnite, Inc. shows that the e-health claims processing industry continues to consolidate at a rapid pace and that bidders are prepared to pay premium prices for quality assets. ENS should benefit from this consolidation trend, given its solid technology, potential growth prospects and profitable business model. Consequently, we would expect that ENS will command significant interest from the industry's leading consolidators when the Board decides to sell ENS. While the recent additions of Harrington and PacifiCare as ENS customers provides validation for ENS's technology, we are concerned about the substantial risks inherent in owning a small company with an undiversified customer base. We believe that to further delay the sale of ENS is to risk missing the window of opportunity, which could result in substantial losses to NWH shareholders. Additionally, by delaying the sale of ENS to date, NWH may have lost Proxymed as a potential bidder, since it appears that Proxymed will be fully occupied integrating the MedUnite acquisition during the next twelve months.

As directors, your obligation is to maximize value for NWH's shareholders and we are perplexed as to why the Board appears to be ignoring this obligation, especially in light of the allegations in the Chapman Letter, which suggest that management needs more Board oversight and direction. In our view, NWH's outside directors, including Mr. Vincent Tese, Mr. Michael McManus, Mr. Louis Lloyd and Mr. Thomas DiBenedetto have not fulfilled their responsibilities to NWH's owners by supporting a CEO who, in our view, has persistently failed to generate value, while collecting substantial cash compensation, option grants and perquisites. We urge you to review NWH's corporate governance structure to ensure that directors are sufficiently independent from management and do not have burdensome outside time commitments so as to distract the Board from properly overseeing NWH management.

We strongly recommend that the Company immediately hire a nationally known investment bank to conduct an auction for ENS to ensure that the maximum amount of proceeds is received for this attractive asset. We are concerned that, given Mr. Cassidy's background at Allen & Co., he will attempt to conduct the auction himself. Obviously, we have grave doubts that Mr. Cassidy has the transactional skills necessary to successfully initiate, negotiate and close an attractive deal to sell ENS.

We are disappointed that the Company has not made more progress to date in the sales process for ENS. In our view, the sales process for a company the size of ENS should be at maximum 4-6 months. Given that (i) the Company repurchased 24,500 NWH shares between October 31, 2002 and January 9, 2003 and that (ii) directors Thomas DiBenedetto and Michael McManus purchased NWH stock in the open market on 10/31/02 and 11/04/02, respectively, one would expect that any sales process for ENS must have stalled. Further, given that these share purchases were made at prices of approximately 60% of our internal estimate of NWH's private market value, we are concerned that directors may suffer from the appearance that they may be focused on personally profiting from NWH's stagnating share price rather than on taking action to alleviate this undervaluation

As significant shareholders of the Company, we urge the Board to act now and maximize value for all NWH shareholders by replacing Mr. Cassidy, selling ENS and returning the capital to shareholders, who would then be free to manage their investments without the burden of the "Cassidy Discount."

Sincerely,


/s/  John P. Francis

John P. Francis